January 7, 2005


The Audit Committee of the Board of Directors
Combined Penny Stock Fund, Inc.

Pursuant to Rule 3600T of the Public Company Accounting Oversight Board, which adopts on an interim basis Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, we communicate at least annually with you regarding all relationships between Ehrhardt Keefe Steiner & Hottman PC and the Company and its related entities that, in our professional judgment, may reasonably be thought to bear on our independence. We are not aware of any relationships between Ehrhardt Keefe Steiner & Hottman PC and the Company that, in our professional judgment, may reasonably be thought to bear on our independence.

Accordingly, relating to our audit of the financial statements of Combined Penny Stock Fund, Inc. as of September 30, 2004 and 2003 and for the years then ended, we are independent certified public accountants with respect to the Company within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants' Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board. Our policies relating to financial interests (e.g., stock ownership) are stricter than the requirements imposed by these regulatory and professional bodies.

We look forward to discussing these issues with you at our meeting.

This report is solely for the information and use of the Audit Committee, the Board of Directors, management, and others with the Company and should not be used for any other purposes.

Ehrhardt Keefe Steiner & Hottman PC